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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO
(Rule 14d-100)

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ACTIVISION BLIZZARD, INC.
(Name of Subject Company (Issuer))

Activision Blizzard, Inc. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, par value $0.000001 per share
(Title of Class of Securities)

00507V109
(CUSIP Number of Class of Securities)

George L. Rose, Esq.
Chief Legal Officer
Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, California 90405
Telephone: (310) 255-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copy to:

Brian J. McCarthy, Esq.
David C. Eisman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400
Los Angeles, California 90071
Telephone: (213) 687-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$4,028,750,000	$158,330

*
Calculated solely for the purpose of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the transaction valuation was calculated assuming a maximum aggregate purchase price of $4,028,750,000.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2008, equals $39.30 per million of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1

☒
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

        This Tender Offer Statement on Schedule TO relates to the tender offer by Activision Blizzard, Inc., a Delaware corporation ("Activision Blizzard," "we," "us" or the "Company"), to purchase up to 146.5 million shares of its common stock, par value $0.000001 per share, or such lesser number of shares as is properly tendered and not properly withdrawn, at a price of $27.50 per share, net to the tendering stockholder in cash, less any applicable withholding taxes and without interest. Activision Blizzard's offer is being made upon the terms and subject to the conditions set forth in the offer to purchase, dated July 16, 2008 (the "Offer to Purchase"), and the accompanying letter of transmittal (the "Letter of Transmittal"), which together, as each may be amended or supplemented from time to time, constitute the tender offer. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1. Summary Term Sheet.

The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a)
Name and Address.    The name of the issuer is Activision Blizzard, Inc. The address of the principal executive offices of Activision Blizzard, Inc. is 3100 Ocean Park Boulevard, Santa Monica, California 90405. The telephone number of the principal executive offices of Activision Blizzard, Inc. is (310) 255-2000.

(b)
Securities.    The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

(c)
Trading Market and Price.    The information set forth in Section 7 of the Offer to Purchase ("Price Range of Shares; Dividends") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)
Activision Blizzard, Inc. is the filing person. The Company's address and telephone number are set forth in Item 2 above. The information set forth in Section 10 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)
Material Terms.    The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference:

  •
  Summary Term Sheet;

  •
  Introduction to the Offer to Purchase;

  •
  Section 1 ("Number of Shares; Purchase Price; Proration");

  •
  Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer");

  •
  Section 3 ("Procedures for Tendering Shares");

  •
  Section 4 ("Withdrawal Rights");

  •
  Section 5 ("Purchase of Shares and Payment of Purchase Price");

  •
  Section 6 ("Conditions of the Tender Offer");

    •
    Section 8 ("Source and Amount of Funds");

    •
    Section 10 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares");

    •
    Section 13 ("Material United States Federal Income Tax Consequences"); and

    •
    Section 14 ("Extension of the Tender Offer; Termination; Amendment").

(b)
Purchases.    The information set forth in the Introduction to the Offer to Purchase and in Section 10 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)
Agreements Involving the Subject Company's Securities.    The information set forth in Section 10 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.
(a);(b);(c)
Purposes; Use of Securities Acquired; Plans. The following sections of the Offer to Purchase, which contain information regarding the purposes of the transaction, use of securities acquired and plans, are incorporated herein by reference:
• Summary Term Sheet; and
• Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer").
Item 7. Source and Amount of Funds or Other Consideration.
(a);(b);(d)	Source of Funds; Conditions; Borrowed Funds. The information set forth in Section 8 of the Offer to Purchase ("Source and Amount of Funds") is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
(a);(b)
Securities Ownership; Securities Transactions. The information set forth in Section 10 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a)	Solicitations or Recommendations. The information set forth in Section 15 of the Offer to Purchase ("Fees and Expenses") is incorporated herein by reference.
Item 10. Financial Statements.
(a);(b);(d)	Financial Information; Pro Forma Information. The information set forth in Section 9 of the Offer to Purchase ("Certain Information Concerning the Company") is incorporated herein by reference.

Item 11. Additional Information.

(a)
Agreements; Regulatory Requirements and Legal Proceedings.    The information set forth in Section 9 of the Offer to Purchase ("Certain Information Concerning the Company"), Section 10 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares"), Section 11 of the Offer to Purchase ("Effects of the Tender Offer on the Market for Shares; Registration under the

  Exchange Act"), and Section 12 of the Offer to Purchase ("Certain Legal Matters; Regulatory Approvals") is incorporated herein by reference.

(b)
Other Material Information.    The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 16, 2008.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 16, 2008.
(a)(1)(E)	Form Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 16, 2008.
(a)(1)(F)	Instructions for Tender Through Conditional Exercise of Options.
(a)(1)(G)	Option Election Form.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Summary Advertisement, dated July 16, 2008.
(a)(5)(B)	Press Release, dated July 16, 2008.
(b)	Credit Agreement, dated as of April 29, 2008, by and among the Company and Vivendi S.A. (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K, filed April 30, 2008).
(d)(1)
Business Combination Agreement, dated as of December 1, 2007, by and among Activision, Inc., Sego Merger Corporation, Vivendi S.A., VGAC LLC and Vivendi Games, Inc. (incorporated by reference to Exhibit 2.1 of the Company's Form 8-K, filed December 6, 2007).
(d)(2)	Amended and Restated Certificate of Incorporation of Activision, Inc., dated July 9, 2008, 2008 (incorporated by reference to Exhibit 3.1 of the Company's Form 8-K, filed July 15, 2008).
(d)(3)	Amended and Restated Bylaws of Activision Blizzard, Inc., dated July 9, 2008, 2008 (incorporated by reference to Exhibit 3.2 of the Company's Form 8-K, filed July 15, 2008).
(d)(4)
Rights Agreement dated as of April 18, 2000, between Activision. Inc. and Continental Stock Transfer & Trust Company, which includes as exhibits the form of Right Certificates as Exhibit A, the Summary of Rights to Purchase Series A Junior Preferred Stock as Exhibit B and the form of Certificate of Designation of Series A Junior Preferred Stock of Activision as Exhibit C, (incorporated by reference to the Company's Registration Statement on Form 8-A, Registration No. 001-15839, filed April 19, 2000).

(d)(5)
Amendment No. 1 to the Rights Agreement, dated as of December 1, 2007, by and between Activision, Inc. and Continental Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 4.1 of the Company's Form 8-K, filed December 6, 2007).
(d)(6)	Activision, Inc. 1991 Stock Option and Stock Award Plan, as amended (incorporated by reference to Exhibit 10.1 of the Company's Form 10-K for the year ended March 31, 2002).
(d)(7)	Activision, Inc. 1998 Incentive Plan, as amended (incorporated by reference to Exhibit 10.4 of the Company's Form 10-Q for the quarter ended September 30, 2001).
(d)(8)	Activision, Inc. 1999 Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q for the quarter ended June 30, 2002).
(d)(9)	Activision, Inc. 2001 Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 of the Company's Form 10-Q for the quarter ended June 30, 2002).
(d)(10)	Activision, Inc. 2002 Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q for the quarter ended June 30, 2003).
(d)(11)	Activision, Inc. 2002 Executive Incentive Plan (incorporated by reference to Exhibit 4.1 of the Company's Form S-8, Registration No. 333-100114 filed September 26, 2002).
(d)(12)	Activision, Inc. 2002 Studio Employee Retention Incentive Plan (incorporated by reference to Exhibit 4.1 of the Company's Form S-8, Registration No. 333-103323 filed February 19, 2003).
(d)(13)	Activision, Inc. Second Amended and Restated 2002 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K, filed March 8, 2005).
(d)(14)	Activision, Inc. 2002 Second Amended and Restated Employee Stock Purchase Plan for International Employees (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K, filed March 8, 2005).
(d)(15)
Activision, Inc. Sub-Plan to the Second Amended and Restated 2002 Employee Stock Purchase Plan for International Employees for Eligible Employees in the European Economic Area (incorporated by reference to Exhibit 10.17 of the Company's Form 10-K, filed May 30, 2008).
(d)(16)
Australian Addendum to the Activision, Inc. Sub-Plan to the Second Amended and Restated 2002 Employee Stock Purchase Plan for International Employees for Eligible Employees (incorporated by reference to Exhibit 10.18 of the Company's Form 10-K, filed May 30, 2008).
(d)(17)	Activision, Inc. Amended and Restated 2003 Incentive Plan, effective as of July 26, 2005 (incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q for the quarter ended June 30, 2005).
(d)(18)	Amendment to Activision, Inc. Amended and Restated 2003 Incentive Plan, dated as of September 14, 2006 (incorporated by reference to Exhibit 10.9 of the Company's Form 8-K, filed September 20, 2006).
(d)(19)	Activision, Inc. 2007 Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8, Registration No. 333-146431, filed October 1, 2007).
(d)(20)	Australian Addendum to the Activision, Inc. 2007 Incentive Plan (incorporated by reference to Exhibit 10.22 of the Company's Form 10-K, filed May 30, 2008).

(d)(21)
Form of Stock Option Certificate for grants issued pursuant to the 1998 Incentive Plan of Activision, Inc. (adopted May 24, 2005) (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K, filed May 31, 2005).
(d)(22)
Form of Stock Option Certificate for grants issued pursuant the 1999 Incentive Plan of Activision, Inc. (adopted May 24, 2005) (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K, filed May 31, 2005).
(d)(23)
Form of Stock Option Agreement for grants issued pursuant the 2001 Incentive Plan of Activision, Inc. (adopted May 24, 2005) (incorporated by reference to Exhibit 10.3 of the Company's Form 8-K, filed May 31, 2005).
(d)(24)
Form of Stock Option Agreement for grants issued pursuant the 2002 Executive Incentive Plan of Activision, Inc. (adopted May 24, 2005) (incorporated by reference to Exhibit 10.4 of the Company's Form 8-K, filed May 31, 2005).
(d)(25)
Form of Executive Stock Option Agreement for grants to Robert Kotick or Brian Kelly issued pursuant the 2003 Incentive Plan of Activision, Inc. (adopted May 2005) (incorporated by reference to Exhibit 10.40 of the Company's Form 10-K for the year ended March 31, 2005).
(d)(26)
Form of Non-Executive Stock Option Agreement for grants to non-executives issued pursuant the 2003 Incentive Plan of Activision, Inc. (adopted May 2005) (incorporated by reference to Exhibit 10.41 of the Company's Form 10-K for the year ended March 31, 2005).
(d)(27)
Form of Non-Employee Director Stock Option Agreement for grants to non-employee directors issued pursuant the 2003 Incentive Plan of Activision, Inc. (adopted May 2005) (incorporated by reference to Exhibit 10.17 of the Company's Form 10-K for the year ended March 31, 2007).
(d)(28)
Notice of Share Option Award for grants to persons other than non-employee directors issued pursuant to the 2003 Incentive Plan of Activision, Inc. (adopted June 13, 2007) (incorporated by reference to Exhibit 10.18 of the Company's Form 10-K for the year ended March 31, 2007).
(d)(29)
Notice of Share Option Award for grants to non-employee directors issued pursuant to the 2003 Incentive Plan of Activision, Inc. (adopted June 13, 2007) (incorporated by reference to Exhibit 10.19 of the Company's Form 10-K for the year ended March 31, 2007).
(d)(30)
Notice of Restricted Share Award for grants issued pursuant to the 2003 Incentive Plan of Activision, Inc. (adopted June 13, 2007) (incorporated by reference to Exhibit 10.20 of the Company's Form 10-K for the year ended March 31, 2007).
(d)(31)
Notice of Restricted Share Unit Award for grants issued pursuant to the 2003 Incentive Plan of Activision, Inc. (adopted June 13, 2007) (incorporated by reference to Exhibit 10.21 of the Company's Form 10-K for the year ended March 31, 2007).
(d)(32)
Amended and Restated Employment Agreement, dated as of December 1, 2007, by and between Activision, Inc. and Mr. Robert A. Kotick (incorporated by reference to Exhibit 10.3 of the Company's Form 8-K, filed December 6, 2007).
(d)(33)
Voting and Lock-Up Agreement, dated as of December 1, 2007, by and among Activision, Inc., Vivendi S.A. and Mr. Robert A. Kotick (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K, filed December 6, 2007).
(d)(34)
Replacement Bonus Agreement, dated as of December 1, 2007, by and between Activision, Inc. and Mr. Robert A. Kotick (incorporated by reference to Exhibit 10.5 of the Company's Form 8-K, filed December 6, 2007).

(d)(35)
Stock Option Agreement, dated May 22, 2000, between Activision, Inc. and Robert A. Kotick (incorporated by reference to Exhibit 10.2 of the Company's Form 10-Q for the quarter ending September 30, 2000).
(d)(36)
Amended and Restated Employment Agreement, dated as of December 1, 2007, by and between Activision, Inc. and Mr. Brian G. Kelly (incorporated by reference to Exhibit 10.4 of the Company's Form 8-K, filed December 6, 2007).
(d)(37)
Voting and Lock-Up Agreement, dated as of December 1, 2007, by and among Activision, Inc., Vivendi S.A. and Mr. Brian G. Kelly (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K, filed December 6, 2007).
(d)(38)
Replacement Bonus Agreement, dated as of December 1, 2007, by and between Activision, Inc. and Mr. Brian G. Kelly (incorporated by reference to Exhibit 10.6 of the Company's Form 8-K, filed December 6, 2007).
(d)(39)
Employment Agreement, dated July 22, 2002, between Ronald Doornink and Activision Publishing, Inc. (incorporated by reference to Exhibit 10.6 of the Company's Form 10-Q for the quarter ended June 30, 2002).
(d)(40)
Amendment, dated February 27, 2003, to Employment Agreement dated July 22, 2002 between Activision Publishing, Inc. and Ronald Doornink (incorporated by reference to Exhibit 10.34 of the Company's Form 10-K for the year ended March 31, 2005).
(d)(41)
Amendment, dated June 1, 2004, to Employment Agreement dated July 22, 2002, between Activision Publishing, Inc. and Ronald Doornink (incorporated by reference to Exhibit 10.5 of the Company's Form 10-Q for the quarter ended June 30, 2004).
(d)(42)
Amendment, dated June 15, 2005, to Employment Agreement dated July 22, 2002 between Activision Publishing, Inc. and Ronald Doornink (incorporated by reference to Exhibit 10.5 of the Company's Form 10-Q for the quarter ended June 30, 2005).
(d)(43)
Amendment, dated June 4, 2007, to Employment Agreement dated July 22, 2002 between Activision Publishing, Inc. and Ronald Doornink (incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q for the quarter ended June 30, 2007).
(d)(44)
Employment Agreement, dated September 11, 2007, between George Rose and Activision Publishing, Inc. (incorporated by reference to Exhibit 10.7 of the Company's Form 10-Q for the quarter ended September 30, 2007).
(d)(45)
Employment Agreement, dated May 10, 2005, between Charles J. Huebner and Activision Publishing, Inc (incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q for the quarter ended December 31, 2005).
(d)(46)
Amendment, dated March 30, 2007, to Employment Agreement dated May 10, 2005 between Charles J. Huebner and Activision Publishing, Inc. (incorporated by reference to Exhibit 10.36 of the Company's Form 10-K for the year ended March 31, 2007).
(d)(47)
Employment Agreement, dated June 15, 2005, between Michael Griffith and Activision Publishing, Inc (incorporated by reference to Exhibit 10.2 of the Company's Form 10-Q for the quarter ended June 30, 2005).
(d)(48)
Amendment to Employment Agreement, dated as of December 1, 2007, by and between Activision, Inc. and Mr. Michael Griffith (incorporated by reference to Exhibit 10.7 of the Company's Form 8-K, filed December 6, 2007).
(d)(49)	Stock Option Agreement, dated June 15, 2005, between Michael Griffith and Activision, Inc. (incorporated by reference to Exhibit 10.3 of the Company's Form 10-Q for the quarter ended June 30, 2005).

(d)(50)
Restricted Stock Award Agreement, dated June 15, 2005, between Michael Griffith and Activision, Inc. (incorporated by reference to Exhibit 10.4 of the Company's Form 10-Q for the quarter ended June 30, 2005).
(d)(51)
Employment Agreement, dated September 9, 2005, between Thomas Tippl and Activision Publishing, Inc (incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q for the quarter ended September 30, 2005).
(d)(52)
Stock Option Agreement, dated October 3, 2005, between Thomas Tippl and Activision, Inc. (incorporated by reference to Exhibit 10.2 of the Company's Form 10-Q for the quarter ended September 30, 2005).
(d)(53)
Restricted Stock Award Agreement, dated October 3, 2005, between Thomas Tippl and Activision, Inc. (incorporated by reference to Exhibit 10.3 of the Company's Form 10-Q for the quarter ended September 30, 2005).
(d)(54)
Employment Agreement, dated September 18, 2006, between Brian Hodous and Activision Publishing, Inc. (incorporated by reference to Exhibit 10.2 of the Company's Form 10-Q for the quarter ended December 31, 2006).
(d)(55)	Letter Agreement, dated September 6, 2006, between Brian Hodous and Activision, Inc. (incorporated by reference to Exhibit 10.44 of the Company's Form 10-K for the year ended March 31, 2007).
(d)(56)
Notice of Share Option Award, dated as of November 3, 2006, between Activision and Brian Hodous (incorporated by reference to Exhibit 10.45 of the Company's Form 10-K for the year ended March 31, 2007).
(d)(57)
Notice of Restricted Share Award, dated as of November 3, 2006, between Activision and Brian Hodous (incorporated by reference to Exhibit 10.46 of the Company's Form 10-K for the year ended March 31, 2007).
(d)(58)
Notice of Restricted Share Award, dated as of November 3, 2006, between Activision and Brian Hodous (incorporated by reference to Exhibit 10.47 of the Company's Form 10-K for the year ended March 31, 2007).
(d)(59)
Employment Agreement, dated October 1, 2006, between Robin Kaminsky and Activision Publishing, Inc. (incorporated by reference to Exhibit 10.3 of the Company's Form 10-Q for the quarter ended December 31, 2006).
(d)(60)
Employment Agreement, dated September 12, 2007, between Ann Weiser and Activision Publishing, Inc. (incorporated by reference to Exhibit 10.8 of the Company's Form 10-Q for the quarter ended September 30, 2007).
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACTIVISION BLIZZARD, INC.

	By:	/s/ GEORGE L. ROSE
		Name:	George L. Rose
		Title:	Chief Legal Officer and Secretary

Dated: July 16, 2008

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 16, 2008.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 16, 2008.
(a)(1)(E)	Form Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 16, 2008.
(a)(1)(F)	Instructions for Tender Through Conditional Exercise of Options.
(a)(1)(G)	Option Election Form.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Summary Advertisement, dated July 16, 2008.
(a)(5)(B)	Press Release, dated July 16, 2008.
(b)	Credit Agreement, dated as of April 29, 2008, by and among the Company and Vivendi S.A. (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K, filed April 30, 2008).
(d)(1)
Business Combination Agreement, dated as of December 1, 2007, by and among Activision, Inc., Sego Merger Corporation, Vivendi S.A., VGAC LLC and Vivendi Games, Inc. (incorporated by reference to Exhibit 2.1 of the Company's Form 8-K, filed December 6, 2007).
(d)(2)	Amended and Restated Certificate of Incorporation of Activision, Inc., dated July 9, 2008, 2008 (incorporated by reference to Exhibit 3.1 of the Company's Form 8-K, filed July 15, 2008).
(d)(3)	Amended and Restated Bylaws of Activision Blizzard, Inc., dated July 9, 2008, 2008 (incorporated by reference to Exhibit 3.2 of the Company's Form 8-K, filed July 15, 2008).
(d)(4)
Rights Agreement dated as of April 18, 2000, between Activision. Inc. and Continental Stock Transfer & Trust Company, which includes as exhibits the form of Right Certificates as Exhibit A, the Summary of Rights to Purchase Series A Junior Preferred Stock as Exhibit B and the form of Certificate of Designation of Series A Junior Preferred Stock of Activision as Exhibit C, (incorporated by reference to the Company's Registration Statement on Form 8-A, Registration No. 001-15839, filed April 19, 2000).
(d)(5)
Amendment No. 1 to the Rights Agreement, dated as of December 1, 2007, by and between Activision, Inc. and Continental Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 4.1 of the Company's Form 8-K, filed December 6, 2007).
(d)(6)	Activision, Inc. 1991 Stock Option and Stock Award Plan, as amended (incorporated by reference to Exhibit 10.1 of the Company's Form 10-K for the year ended March 31, 2002).
(d)(7)	Activision, Inc. 1998 Incentive Plan, as amended (incorporated by reference to Exhibit 10.4 of the Company's Form 10-Q for the quarter ended September 30, 2001).

(d)(8)	Activision, Inc. 1999 Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q for the quarter ended June 30, 2002).
(d)(9)	Activision, Inc. 2001 Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 of the Company's Form 10-Q for the quarter ended June 30, 2002).
(d)(10)	Activision, Inc. 2002 Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q for the quarter ended June 30, 2003).
(d)(11)	Activision, Inc. 2002 Executive Incentive Plan (incorporated by reference to Exhibit 4.1 of the Company's Form S-8, Registration No. 333-100114 filed September 26, 2002).
(d)(12)	Activision, Inc. 2002 Studio Employee Retention Incentive Plan (incorporated by reference to Exhibit 4.1 of the Company's Form S-8, Registration No. 333-103323 filed February 19, 2003).
(d)(13)	Activision, Inc. Second Amended and Restated 2002 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K, filed March 8, 2005).
(d)(14)	Activision, Inc. 2002 Second Amended and Restated Employee Stock Purchase Plan for International Employees (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K, filed March 8, 2005).
(d)(15)
Activision, Inc. Sub-Plan to the Second Amended and Restated 2002 Employee Stock Purchase Plan for International Employees for Eligible Employees in the European Economic Area (incorporated by reference to Exhibit 10.17 of the Company's Form 10-K, filed May 30, 2008).
(d)(16)
Australian Addendum to the Activision, Inc. Sub-Plan to the Second Amended and Restated 2002 Employee Stock Purchase Plan for International Employees for Eligible Employees (incorporated by reference to Exhibit 10.18 of the Company's Form 10-K, filed May 30, 2008).
(d)(17)	Activision, Inc. Amended and Restated 2003 Incentive Plan, effective as of July 26, 2005 (incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q for the quarter ended June 30, 2005).
(d)(18)	Amendment to Activision, Inc. Amended and Restated 2003 Incentive Plan, dated as of September 14, 2006 (incorporated by reference to Exhibit 10.9 of the Company's Form 8-K, filed September 20, 2006).
(d)(19)	Activision, Inc. 2007 Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8, Registration No. 333-146431, filed October 1, 2007).
(d)(20)	Australian Addendum to the Activision, Inc. 2007 Incentive Plan (incorporated by reference to Exhibit 10.22 of the Company's Form 10-K, filed May 30, 2008).
(d)(21)
Form of Stock Option Certificate for grants issued pursuant to the 1998 Incentive Plan of Activision, Inc. (adopted May 24, 2005) (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K, filed May 31, 2005).
(d)(22)
Form of Stock Option Certificate for grants issued pursuant the 1999 Incentive Plan of Activision, Inc. (adopted May 24, 2005) (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K, filed May 31, 2005).
(d)(23)
Form of Stock Option Agreement for grants issued pursuant the 2001 Incentive Plan of Activision, Inc. (adopted May 24, 2005) (incorporated by reference to Exhibit 10.3 of the Company's Form 8-K, filed May 31, 2005).

(d)(24)
Form of Stock Option Agreement for grants issued pursuant the 2002 Executive Incentive Plan of Activision, Inc. (adopted May 24, 2005) (incorporated by reference to Exhibit 10.4 of the Company's Form 8-K, filed May 31, 2005).
(d)(25)
Form of Executive Stock Option Agreement for grants to Robert Kotick or Brian Kelly issued pursuant the 2003 Incentive Plan of Activision, Inc. (adopted May 2005) (incorporated by reference to Exhibit 10.40 of the Company's Form 10-K for the year ended March 31, 2005).
(d)(26)
Form of Non-Executive Stock Option Agreement for grants to non-executives issued pursuant the 2003 Incentive Plan of Activision, Inc. (adopted May 2005) (incorporated by reference to Exhibit 10.41 of the Company's Form 10-K for the year ended March 31, 2005).
(d)(27)
Form of Non-Employee Director Stock Option Agreement for grants to non-employee directors issued pursuant the 2003 Incentive Plan of Activision, Inc. (adopted May 2005) (incorporated by reference to Exhibit 10.17 of the Company's Form 10-K for the year ended March 31, 2007).
(d)(28)
Notice of Share Option Award for grants to persons other than non-employee directors issued pursuant to the 2003 Incentive Plan of Activision, Inc. (adopted June 13, 2007) (incorporated by reference to Exhibit 10.18 of the Company's Form 10-K for the year ended March 31, 2007).
(d)(29)
Notice of Share Option Award for grants to non-employee directors issued pursuant to the 2003 Incentive Plan of Activision, Inc. (adopted June 13, 2007) (incorporated by reference to Exhibit 10.19 of the Company's Form 10-K for the year ended March 31, 2007).
(d)(30)
Notice of Restricted Share Award for grants issued pursuant to the 2003 Incentive Plan of Activision, Inc. (adopted June 13, 2007) (incorporated by reference to Exhibit 10.20 of the Company's Form 10-K for the year ended March 31, 2007).
(d)(31)
Notice of Restricted Share Unit Award for grants issued pursuant to the 2003 Incentive Plan of Activision, Inc. (adopted June 13, 2007) (incorporated by reference to Exhibit 10.21 of the Company's Form 10-K for the year ended March 31, 2007).
(d)(32)
Amended and Restated Employment Agreement, dated as of December 1, 2007, by and between Activision, Inc. and Mr. Robert A. Kotick (incorporated by reference to Exhibit 10.3 of the Company's Form 8-K, filed December 6, 2007).
(d)(33)
Voting and Lock-Up Agreement, dated as of December 1, 2007, by and among Activision, Inc., Vivendi S.A. and Mr. Robert A. Kotick (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K, filed December 6, 2007).
(d)(34)
Replacement Bonus Agreement, dated as of December 1, 2007, by and between Activision, Inc. and Mr. Robert A. Kotick (incorporated by reference to Exhibit 10.5 of the Company's Form 8-K, filed December 6, 2007).
(d)(35)
Stock Option Agreement, dated May 22, 2000, between Activision, Inc. and Robert A. Kotick (incorporated by reference to Exhibit 10.2 of the Company's Form 10-Q for the quarter ending September 30, 2000).
(d)(36)
Amended and Restated Employment Agreement, dated as of December 1, 2007, by and between Activision, Inc. and Mr. Brian G. Kelly (incorporated by reference to Exhibit 10.4 of the Company's Form 8-K, filed December 6, 2007).
(d)(37)
Voting and Lock-Up Agreement, dated as of December 1, 2007, by and among Activision, Inc., Vivendi S.A. and Mr. Brian G. Kelly (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K, filed December 6, 2007).

(d)(38)
Replacement Bonus Agreement, dated as of December 1, 2007, by and between Activision, Inc. and Mr. Brian G. Kelly (incorporated by reference to Exhibit 10.6 of the Company's Form 8-K, filed December 6, 2007).
(d)(39)
Employment Agreement, dated July 22, 2002, between Ronald Doornink and Activision Publishing, Inc. (incorporated by reference to Exhibit 10.6 of the Company's Form 10-Q for the quarter ended June 30, 2002).
(d)(40)
Amendment, dated February 27, 2003, to Employment Agreement dated July 22, 2002 between Activision Publishing, Inc. and Ronald Doornink (incorporated by reference to Exhibit 10.34 of the Company's Form 10-K for the year ended March 31, 2005).
(d)(41)
Amendment, dated June 1, 2004, to Employment Agreement dated July 22, 2002, between Activision Publishing, Inc. and Ronald Doornink (incorporated by reference to Exhibit 10.5 of the Company's Form 10-Q for the quarter ended June 30, 2004).
(d)(42)
Amendment, dated June 15, 2005, to Employment Agreement dated July 22, 2002 between Activision Publishing, Inc. and Ronald Doornink (incorporated by reference to Exhibit 10.5 of the Company's Form 10-Q for the quarter ended June 30, 2005).
(d)(43)
Amendment, dated June 4, 2007, to Employment Agreement dated July 22, 2002 between Activision Publishing, Inc. and Ronald Doornink (incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q for the quarter ended June 30, 2007).
(d)(44)
Employment Agreement, dated September 11, 2007, between George Rose and Activision Publishing, Inc. (incorporated by reference to Exhibit 10.7 of the Company's Form 10-Q for the quarter ended September 30, 2007).
(d)(45)
Employment Agreement, dated May 10, 2005, between Charles J. Huebner and Activision Publishing, Inc (incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q for the quarter ended December 31, 2005).
(d)(46)
Amendment, dated March 30, 2007, to Employment Agreement dated May 10, 2005 between Charles J. Huebner and Activision Publishing, Inc. (incorporated by reference to Exhibit 10.36 of the Company's Form 10-K for the year ended March 31, 2007).
(d)(47)
Employment Agreement, dated June 15, 2005, between Michael Griffith and Activision Publishing, Inc (incorporated by reference to Exhibit 10.2 of the Company's Form 10-Q for the quarter ended June 30, 2005).
(d)(48)
Amendment to Employment Agreement, dated as of December 1, 2007, by and between Activision, Inc. and Mr. Michael Griffith (incorporated by reference to Exhibit 10.7 of the Company's Form 8-K, filed December 6, 2007).
(d)(49)	Stock Option Agreement, dated June 15, 2005, between Michael Griffith and Activision, Inc. (incorporated by reference to Exhibit 10.3 of the Company's Form 10-Q for the quarter ended June 30, 2005).
(d)(50)
Restricted Stock Award Agreement, dated June 15, 2005, between Michael Griffith and Activision, Inc. (incorporated by reference to Exhibit 10.4 of the Company's Form 10-Q for the quarter ended June 30, 2005).
(d)(51)
Employment Agreement, dated September 9, 2005, between Thomas Tippl and Activision Publishing, Inc (incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q for the quarter ended September 30, 2005).
(d)(52)
Stock Option Agreement, dated October 3, 2005, between Thomas Tippl and Activision, Inc. (incorporated by reference to Exhibit 10.2 of the Company's Form 10-Q for the quarter ended September 30, 2005).

(d)(53)
Restricted Stock Award Agreement, dated October 3, 2005, between Thomas Tippl and Activision, Inc. (incorporated by reference to Exhibit 10.3 of the Company's Form 10-Q for the quarter ended September 30, 2005).
(d)(54)
Employment Agreement, dated September 18, 2006, between Brian Hodous and Activision Publishing, Inc. (incorporated by reference to Exhibit 10.2 of the Company's Form 10-Q for the quarter ended December 31, 2006).
(d)(55)	Letter Agreement, dated September 6, 2006, between Brian Hodous and Activision, Inc. (incorporated by reference to Exhibit 10.44 of the Company's Form 10-K for the year ended March 31, 2007).
(d)(56)
Notice of Share Option Award, dated as of November 3, 2006, between Activision and Brian Hodous (incorporated by reference to Exhibit 10.45 of the Company's Form 10-K for the year ended March 31, 2007).
(d)(57)
Notice of Restricted Share Award, dated as of November 3, 2006, between Activision and Brian Hodous (incorporated by reference to Exhibit 10.46 of the Company's Form 10-K for the year ended March 31, 2007).
(d)(58)
Notice of Restricted Share Award, dated as of November 3, 2006, between Activision and Brian Hodous (incorporated by reference to Exhibit 10.47 of the Company's Form 10-K for the year ended March 31, 2007).
(d)(59)
Employment Agreement, dated October 1, 2006, between Robin Kaminsky and Activision Publishing, Inc. (incorporated by reference to Exhibit 10.3 of the Company's Form 10-Q for the quarter ended December 31, 2006).
(d)(60)
Employment Agreement, dated September 12, 2007, between Ann Weiser and Activision Publishing, Inc. (incorporated by reference to Exhibit 10.8 of the Company's Form 10-Q for the quarter ended September 30, 2007).
(g)	Not applicable.
(h)	Not applicable.

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INTRODUCTION
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX